

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2015

<u>Via E-mail</u>
Harold H. Montgomery
Chief Executive Officer and Secretary
Calpian, Inc.
500 North Akard Street
Suite 2850
Dallas, Texas 75201

  Re: Calpian, Inc.
    Form 10-K Transition Report for Fiscal Year Ended March 31, 2014
    Filed August 11, 2014
    File No. 0-53997

Dear Mr. Montgomery:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ William H. Thompson

            William H. Thompson
            Accounting Branch Chief